                                                -----------------------------
                                                        OMB APPROVAL
                                                -----------------------------
                                                OMB NUMBER: 3235-0145
                                                EXPIRES: OCTOBER 31, 1997
                                                ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE...14.90
                                                -----------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
------------------------------------------------------------------------------
                                (NAME OF ISSUER)
                    Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
                                   34956K108
                     --------------------------------------
                                 (CUSIP NUMBER)

                                 Murry N. Gunty
                          Prometheus Homebuilders LLC
                     Prometheus Homebuilders Funding Corp.
                        30 Rockefeller Plaza, 63rd Floor
                              New York, NY  10020
                                 (212) 632-6000

                                with a copy to:

                           R. Ronald Hopkinson, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York  10022
                                (212) 906-1200
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 14, 1997
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

------------------------------------                  -------------------------
  CUSIP NO. 34956K108                                    PAGE __2__ OF __12_
------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prometheus Homebuilders LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

 NUMBER OF            9,733,333/1/
  SHARES         ---------------------------------------------------------------
BENEFICIALLY       8  SHARED VOTING POWER
 OWNED BY
   EACH               None
 REPORTING       ---------------------------------------------------------------
  PERSON           9  SOLE DISPOSITIVE POWER
   WITH
                      9,733,333/1/
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      None
                ---------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,733,333/1/
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO (limited liability corporation)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------
/1/ Includes 9,733,333 shares of Common Stock receivable upon conversion of the Series AA and Series ABI Preferred Stock (as defined in the Preamble)
    (See Item 5).



                                 SCHEDULE 13D

------------------------------------                  -------------------------
  CUSIP NO. 34956K108                                    PAGE __3__ OF __12_
------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prometheus Homebuilders Funding Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

 NUMBER OF            9,733,333/1/
   SHARES        ---------------------------------------------------------------
BENEFICIALLY       8  SHARED VOTING POWER
  OWNED BY
    EACH              None
 REPORTING       ---------------------------------------------------------------
  PERSON           9  SOLE DISPOSITIVE POWER
   WITH
                      9,733,333/1/
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      None
                ---------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,733,333/1/
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------
/1/ Includes 9,733,333 shares of Common Stock receivable upon conversion of the Series AA and Series ABI Preferred Stock (as defined in the Preamble)
    (See Item 5).

       This Statement on Schedule 13D, dated August 25, 1997 of the Reporting Persons (as defined below) is filed to reflect information required pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the purchase by Prometheus (as defined below) of (i) an aggregate of 35,000 shares of Class AA Convertible Preferred Stock, $0.01 par value per share (the "Class AA Preferred Stock"), (ii) an aggregate of 40,000 shares of Class AB Preferred Stock apportioned between Class ABI Convertible Redeemable Preferred Stock, $0.01 par value per share (the "Class ABI Preferred Stock") and Class ABII Preferred Stock, par value $0.01 per share (the "Class ABII Preferred Stock," and together with the Class AA Preferred Stockand Class ABI Preferred Stock, the "Preferred Stock") and (iii) an aggregate of 1,000,000 Warrants (the "Warrants"), each to purchase initially one share of common stock, par value $0.01 per share ("Common Stock") of The Fortress Group, Inc., a Delaware corporation (the "Issuer" or the "Company").


ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Reporting Persons deemed beneficial ownership of Common Stock existing by virtue of the execution of the Stock Purchase Agreement (as defined in Item 4), whereby Prometheus has agreed to purchase (i) the Class AA Preferred Stock and (ii) the Class ABI Preferred Stock, each convertible into shares of Common Stock and each having voting rights with the Common Stock. The Issuer's principal executive offices are located at 1921 Gallows Road, Suite 730, Vienna, Virginia, 22182.


ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed by Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus") and Prometheus Homebuilders Funding Corp., a Delaware corporation ("Funding Corp." and, together with Prometheus, the "Reporting Persons").

        (b) Each of the Reporting Persons is a special purpose investment vehicle formed to acquire the Preferred Stock and Warrants as contemplated by the Stock Purchase Agreement. The principal business offices of the Reporting Persons are c/o Lazard Freres Real Estate Investors, LLC ("LFREI"), 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

        (c) The sole owner of Prometheus is Funding Corp., and Funding Corp. is an affiliate of LFREI. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein.

        (d) and (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f) Each person listed on such Schedule 1 is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The consummation of the transactions contemplated by the Stock Purchase Agreement would require aggregate funds of approximately $75.0 million. The funds for this transaction are to be made available to the Reporting Persons through LFREI. LFREI will obtain funds from capital subscriptions from investors and from borrowing, in each case, from sources yet to be determined.

ITEM 4. PURPOSE OF TRANSACTION.

        The beneficial ownership of the shares of Common Stock that are the subject of this Statement are to be acquired from the Issuer pursuant to the Stock Purchase Agreement, dated August 14, 1997, between the Issuer and Prometheus (the "Stock Purchase Agreement"). While Prometheus has not obtained actual, record ownership of the shares of Common Stock reported by this Statement, Prometheus may be deemed to have acquired beneficial ownership of the shares of Common Stock reported herein upon the signing of the Stock Purchase Agreement as a result of Prometheus' binding commitment to acquire the shares of Preferred Stock and Warrants, each convertible into or exchangeable for Common Stock, in accordance with the Stock Purchase Agreement, subject to only limited conditions.

        Subject to the terms and conditions of the Stock Purchase Agreement, the Issuer shall sell to Prometheus (i) an aggregate of 35,000 shares of Class AA Preferred Stock, (ii) an aggregate of 40,000 shares of Class AB Preferred Stock apportioned between Class ABI Convertible Redeemable Preferred Stock and Class ABII Preferred Stock as described below and (iii) an aggregate of 1,000,000 Warrants.

        Upon completion of the transactions contemplated by the Stock Purchase Agreement (the "Transaction"), Prometheus shall beneficially own 35,000 shares of Class AA Preferred Stock with an aggregate liquidation value of $35,000,000. Holders of the Class AA Preferred Stock are entitled to vote on all matters voted on by holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company and each share of Class AA Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Class AA Preferred Stock is convertible based on the Mandatory Conversion Price (as defined in the Class AA Certificate of Designations attached hereto as Exhibit 6 and incorporated herein by reference) (with such vote to remain constant, even though the conversion rate changes pursuant to the terms thereunder). Dividends shall accrue cumulatively at 6% per annum and compound quarterly on the aggregate liquidation value of the Class AA Preferred Stock then outstanding, payable quarterly in arrears. Class AA Preferred Stock is convertible at any time after the date of its issuance, at the holder's option, into shares of Common Stock at a conversion price of $6.00 per share, subject to certain adjustments, as set forth in the Class AA Certificate of Designations. Notwithstanding the above, the Class AA Preferred Stock may be converted, at the Company's option, into Common Stock at a conversion price of $6.00 per share when the average of the closing prices of the Common Stock, for the 90 days preceding conversion, is equal to or exceeds $12.00 per share.

        Prometheus also shall beneficially own 40,000 shares of Class AB Preferred Stock, consisting of Series ABI Preferred Stock and ABII Preferred Stock, with an aggregate liquidation value of $40,000,000. Holders of the Class ABI Preferred Stock are entitled to vote on all matters voted on by the holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company and each share of Class ABI Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such shares of Class ABI Preferred Stock is convertible based on the closing trading price of the Common Stock on the date immediately preceding the Initial Issue Date (as defined in the Class ABI Certificate of Designations) (with such vote to remain constant, even though the conversion rate changes pursuant to the terms thereunder). Holders of Class ABII Preferred Stock are entitled to vote on all matters voted on by the holders of Common Stock, voting together with the Common Stock as a single class (together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock) at all meetings of the stockholders of the Company other than in respect of the election of Directors (provided that the Class ABII shall vote in the election of Directors if (i) the price of the Common Stock (as measured by the Current Market Price (as defined in the Class ABII Certificate of Designations)) is less than $3.00 per share (such amount to be adjusted for stock splits and recombinations as appropriate) and (ii) the holder provides notice to the Company that it elects to obtain such voting right) and each share of Class ABII Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such share of Class ABII Preferred Stock is convertible based on the closing trading price of the Common Stock on the immediately preceding Initial Issue Date (as defined in the Class ABII Certificate of Designations) (with such vote to remain constant, even though the conversion rate changes pursuant to the terms thereunder). Dividends shall accrue cumulatively at 12% per annum and compound quarterly on the aggregate liquidation value of the Class AB Preferred Stock then outstanding, payable quarterly in arrears. Class ABI Preferred Stock and Class ABII Preferred Stock are convertible at any time on or after the fourth anniversary after the Approval Date (as defined in the Class ABI and Class ABII Certificates of Designations), at the option of the holder, into shares of Common Stock at a price equal to 95% of the average of the closing prices of the Company's Common Stock for the thirty consecutive trading days commencing forty-five consecutive trading days before the applicable conversion date (the "Conversion Price"), as set forth in the Class ABI and Class ABII Certificates of Designations attached hereto as Exhibits 7 and 8, respectively, and incorporated herein by reference. At the option of the Issuer on or after the fifth anniversary of the Approval Date, the Issuer, at its option, may convert all, but not less than all, of the aggregate shares of Class ABI Preferred Stock and Class ABII Preferred Stock into Common Stock at the Conversion Price. The Class AB Preferred Stock may be redeemed, in whole, but not in part, at any time after five years from the Initial Issue Date, at the option of the Company.

        Prometheus shall receive an aggregate of 1,000,000 Warrants exercisable for shares of Common Stock at an exercise price per share equal to $7.00. At any time following the fourth anniversary of the Approval Date but prior to the sixth anniversary of the Approval Date, the holder shall have the option to adjust the exercise price per share and the number of shares for which the Warrants are exercisable as set forth in the Warrant Agreement attached as
Exhibit 5 hereto and incorporated herein by reference. All Warrants are exercisable between the second and seventh anniversary of the execution of the Warrant Agreement. At the option of the holder, the Warrants may be exercised by applying the value of shares of Common Stock otherwise receivable by the holder upon exercise in payment of the exercise price.

        The Transaction will be consummated in three or more stages. On September 30, 1997, Prometheus will purchase from the Issuer (i) such number of shares of Class ABI Preferred Stock, up to 15,000 shares, as may be issued by the Issuer without resulting in Prometheus having more than 19.9% of the outstanding voting power of the Issuer's capital stock and (ii) 375,000 Warrants (the "First Closing").

        On December 30, 1997, Prometheus shall purchase from the Issuer (i) 16,333 shares of Class AA Preferred Stock, (ii) the number of shares of Class AB Preferred Stock equal to 18,667 less the number of shares of Class AB Preferred Stock issued in the first closing, apportioned between the Class ABI Preferred Stock and the Class ABII Preferred Stock such that Prometheus has no more than 45% of the total voting power of the Issuer but so that the Issuer shall issue the maximum amount of Class ABI Preferred Stock it is permitted to issue before issuing any Class ABII Preferred Stock and (iii) 625,000 Warrants (the "Second Closing").

        Following the Second Closing, the Issuer shall be obligated to sell to Prometheus at one or more subsequent closings (the "Subsequent Purchases") an aggregate of 18,667 shares of Class AA Preferred Stock and 21,333 shares of Class AB Preferred Stock apportioned between the Class ABI Preferred Stock and the Class ABII Preferred Stock as set forth above. The Issuer shall give Prometheus notice of at least twenty business days of any subsequent closing and shall require Prometheus to purchase no fewer than

10,000 shares of Preferred Stock. The Issuer shall require Prometheus to make all of the Subsequent Purchases on or before December 31, 1998.

        The First Closing is subject to various conditions, including (i) the option of Prometheus to terminate the Transaction within five business days of the satisfaction by the Issuer of its disclosure obligations set forth in the Stock Purchase Agreement, (ii) the taking of all actions necessary to accomplish the election of Directors as described in the Stockholders Agreement, (iii) the entering into by the Issuer of the other Ancillary Documents, and (iv) the satisfaction of various other customary closing conditions. The Second Closing and the closings of all Subsequent Purchases will be subject to the above conditions as well as stockholder approval of all items necessary to effectuate the transactions as contemplated by the Stock Purchase Agreement and Ancillary Documents. If such stockholder approval for the Second Closing has not been obtained by December 30, 1997, the Issuer may, at its option, extend the date of the Second Closing until January 31, 1998.

        The Issuer may agree to sell to Prometheus, on the same terms as the previous sales, up to an additional (i) 11,667 shares of Class AA Preferred Stock, (ii) 13,333 shares of Class AB Preferred Stock and (iii) 333,250 Warrants (collectively, the "Additional Securities"). In addition, certain existing Shareholders (the "Shareholders") of the Company may agree to sell to Prometheus approximately 900,000 shares of Common Stock for approximately $4.9 million. Because neither the Issuer, the Shareholders, nor Prometheus are under any obligation to engage in the purchase or sale of additional securities, the Reporting Persons disclaim beneficial ownership of such additional shares of Common Stock subject to such future transactions. Moreover, the Warrants to be issued pursuant to the Stock Purchase Agreement are not exercisable until 1999 and the Series ABII Preferred Stock does not vote in the election of directors and is not convertible into Common Stock until 2001. Therefore, the Reporting Persons disclaim beneficial ownership of any Common Stock into which the Warrants are exercisable or the Series ABII Preferred Stock are convertible subject to future transactions.

        The foregoing discussion of the Stock Purchase Agreement is qualified in its entirety to the full text of such agreement, a copy of which is attached as
Exhibit 1 and is incorporated herein by reference. See also Item 6.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Assuming consummation of the sale by the Company of all shares issuable pursuant to the Stock Purchase Agreement, the conversion of the 35,000 shares Class AA Preferred Stock into Common Stock at a conversion price of $6.00 per share for 5,833,333 shares of Common Stock and the conversion of approximately 19,500 shares of the Class ABI Preferred Stock into Common Stock at an assumed conversion price equal to $5.00 per share for approximately 3,900,000 shares of Common Stock, such 9,733,333 shares would represent approximately 45.0% of the approximately 21,578,608 issued and outstanding shares of the Issuer, based on the number of shares of Common Stock outstanding as of June 30, 1997, as disclosed in the Company's most recent filing on Form 10-Q/A (assuming further, based on a conversion price of $6.00 per share for the Series AA Preferred Stock and an assumed conversion price of $5.00 per share for the Series AB Preferred Stock, (i) the consummation of the sale to Prometheus of the Additional Securities for 4,944,350 shares of Common Stock, (ii) the purchase of approximately 900,000 shares of Common Stock from the Shareholders,
(iii) the conversion of the remaining 20,500 shares of Series ABII Preferred Stock for 4,100,000 shares of Common Stock and (iv) the exercise of the Warrants for 1,000,000 shares of Common Stock, each of which the Reporting Persons disclaim beneficial ownership in Item 4, such 20,677,833 shares would represent approximately 63.6% of the approximately 32,522,958 issued and outstanding shares of the Issuer). The calculations of the interest in securities are based on assumed conversion and exercise prices and do not take into consideration any adjustments to such conversions and exercise prices. Please see Item 4 and the terms set forth in the Series AA, Series ABI and Series ABII Certificates of Designations attached hereto as Exhibits 6 through 8, respectively, and incorporated herein by reference and the Warrant Agreement attached hereto as
Exhibit 5 and incorporated herein by reference.

        (b) Prometheus has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Statement, subject to the terms of the Stockholders Agreement described in Item 6.

        (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the parties listed on Schedule 1 hereto have acquired any shares of Common Stock of the Company during the past sixty days, other than the purchases reported herein.

        (d) Prometheus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Statement.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Concurrently with the execution of the Stock Purchase Agreement, Prometheus and certain individuals (named below) entered into a stockholders' voting agreement (the "Stockholders' Voting Agreement"). Pursuant to the Stock Purchase Agreement, on September 30, 1997 (the date of the First Closing), Prometheus and the Issuer shall enter into a warrant agreement (the "Warrant Agreement"); Prometheus, the Issuer and the stockholders named therein shall enter into a stockholders agreement (the "Stockholders Agreement"); and Prometheus and the Issuer shall enter into a registration rights agreement (the "Registration Rights Agreement;" and, collectively with the Stockholders' Voting Agreement, the Warrant Agreement and the Stockholders Agreement, the "Ancillary Documents").

        The Stockholders Agreement contemplates that the Issuer will take all action necessary to cause (i) the Board to be structured to consist of fifteen members (subject to increase in the case of an Adverse Event (as defined in the Stockholders Agreement)), (ii) the holders of Preferred Stock, voting separately as a single class, to have the exclusive right to elect a minimum of three Directors (each such Director, a "Preferred Stock Director"), (iii) any increases in the size of the Board to result in an increase in the number of Preferred Stock Directors such that they represent at least 20% of the votes exercisable by the Board and (iv) at least a proportionate number of Preferred Stock Directors to serve on each committee of the Board (provided that the Executive Committee shall consist of five members of which two members shall be Preferred Stock Directors) and at least one Preferred Stock Director to serve on the governing body of each of the Issuer's subsidiaries and affiliates, other than operational home building companies. Pursuant to the Stockholders Agreement, under certain circumstances Prometheus will have the right to participate in the issuance or sale by the Company of any shares of its capital stock so that Prometheus can maintain its proportionate share of outstanding capital stock of the Company. In addition, Prometheus will have certain tag-along rights if the Executive Shareholders (as defined in the Stockholders Agreement) sell their beneficial interest in the Common Stock. In the event of an Adverse Event, the holders of Class AA Preferred Stock and Class AB Preferred Stock, voting separately as a single class, shall have the exclusive right to elect sufficient Preferred Stock Directors to constitute a majority of the Board of Directors and all committees of the Board of Directors. The size of the Board of Directors and all committees of the Board of Directors shall be automatically increased in order to effect any such additional directors. This right shall continue until such time as the conditions giving rise to the Adverse Effect are no longer in effect for two consecutive quarters, as further described in the Certificates of Designations of the Preferred Stock.

        Neither the Issuer nor its subsidiaries shall take certain actions without the affirmative vote of over eighty-one percent of either (i) the Directors or (ii) the members of a five member executive committee established under the Stockholders Agreement. The Certificate of Incorporation and Bylaws of the Issuer and its subsidiaries shall be amended to give effect to the terms of the Stockholders Agreement.

        Pursuant to the Registration Rights Agreement, the Issuer has granted Prometheus demand registration rights to facilitate the resale of the Common Stock owned by it and has also granted Prometheus certain piggyback rights to sell a portion of its shares in connection with offerings of securities by the Issuer for its own account.

        Pursuant to the Warrant Agreement, the Company will grant to Prometheus warrants to purchase up to an aggregate of one million shares of Common Stock, subject to adjustment. The warrants will be exercisable commencing on the second anniversary and ending on the seventh anniversary of the Warrant Agreement, at the exercise prices set forth therein.

        Pursuant to the Stockholders' Voting Agreement, the following stockholders of the Company have agreed to vote their voting shares of Capital Stock for the Transactions as contemplated by the Stock Purchase Agreement: J. Marshall Coleman, James J. Martell, Jr., Robert R. Short, J. Christopher Stuhmer, Thomas Buffington, Lawrence J. Witek, Lanold W. Caldwell, James M. Gidden, Edward A. Kirkpatrick and Patricia A. Donnelly. This Agreement shall terminate at the Second Closing. Each Stockholder agrees not to sell or otherwise transfer any of its voting shares of capital stock of the Issuer until the Second Closing.

        All references to the Ancillary Documents are qualified in their entirety by the full text of such agreements and amendments, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also
Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Stock Purchase Agreement dated as of August 14, 1997 among the Issuer and Prometheus

        Exhibit 2. Stockholders Voting Agreement dated as of August 14, 1997 among the Issuer and Prometheus

        Exhibit 3. Form of Registration Rights Agreement between the Company and Prometheus

        Exhibit 4. Form of Stockholders Agreement between Prometheus, the Issuer and certain stockholders listed therein

        Exhibit 5.  Form of Warrant Agreement between Prometheus and the Issuer

        Exhibit 6.  Form of Class AA Certificate of Designations

        Exhibit 7.  Form of Class ABI Certificate of Designations

        Exhibit 8.  Form of Class ABII Certificate of Designations

        Exhibit 9.  Joint Filing Agreement

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              PROMETHEUS HOMEBUILDERS LLC
                              by   Prometheus Homebuilders Funding Corp.,
                                    as sole member

                              by   /s/ Murry N. Gunty
                                  --------------------------
                              Name:  Murry N. Gunty
                              Title: Secretary and Treasurer


                              PROMETHEUS HOMEBUILDERS FUNDING CORP.

                               by  /s/ Murry N. Gunty
                                  --------------------------
                              Name:  Murry N. Gunty
                              Title: Secretary and Treasurer




Dated:  August 25, 1997

                                   SCHEDULE I


           EXECUTIVE OFFICERS OF PROMETHEUS, FUNDING CORP. AND LFREI

          The business address for each of the following persons is 30
               Rockefeller Plaza, 63rd Floor, New York, NY 10020.

NAME OF OFFICER            PRESENT AND PRINCIPAL OCCUPATION
----------------           --------------------------------
Arthur P. Solomon          Chairman and Managing Director of LFREI

Anthony E. Meyer           Chief Investment Officer and Managing Director
                             of LFREI

Robert P. Freeman          President and Managing Director of LFREI; President
                             of Funding Corp.

Klaus P. Kretschmann       Senior Vice President of LFREI

Murry N. Gunty             Vice President of LFREI; Secretary and Treasurer of
                             Funding Corp.

Thomas M. Mulroy           Vice President of LFREI

Lorenzo L. Lorenzotti      Secretary of LFREI

Kevin J. Reardon           Comptroller of LFREI